40-33

811-21323
Branch 16


11000279

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

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July 21, 2011

BY HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: Rutgers Enhanced Ins. Co. v. Esty, et al.,
Civ. No. 10-4111-BLS1 (Mass. Super. Ct.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached for filing on behalf of Eaton Vance Management and Eaton Vance Corp. is a Stipulation Of Dismissal With Prejudice filed with the Massachusetts Superior Court (Suffolk County) in the above-referenced matter.

Very truly yours,
James R. Carroll/KNM
James R. Carroll

Enclosure

cc: Maureen Gemma
Kathryn McElroy

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.

SUPERIOR COURT
BUSINESS LITIGATION SESSION

---------------------------- x

RUTGERS ENHANCED INSURANCE COMPANY, individually and on behalf of all others similarly situated,

Plaintiff,

v.

BENJAMIN C. ESTY, THOMAS E. FAUST JR., ALLEN R. FREEDMAN, WILLIAM H. PARK, RONALD A. PEARLMAN, HELEN FRAME PETERS, HEIDI L. STEIGER, LYNN A. STOUT, RALPH F. VERNI, NORTON H. REAMER, EATON VANCE MANAGEMENT, EATON VANCE CORPORATION, EATON VANCE LIMITED DURATION INCOME FUND, and JOHN AND JANE DOES 1-100,

Defendants.

---------------------------- x

Civil Action
No. 10-4111-BLS1


RECEIVED
JUL 26 2011
OFFICE OF THE SECRETARY

STIPULATION OF DISMISSAL WITH PREJUDICE

Pursuant to Rule 41(a)(1)(ii) of the Massachusetts Rules of Civil Procedure, it is hereby stipulated and agreed to, by and among plaintiff Rutgers Enhanced Insurance Company and defendants Benjamin C. Esty, Thomas E. Faust Jr., Allen R. Freedman, William H. Park, Ronald A. Pearlman, Helen Frame Peters, Heidi L. Steiger, Lynn A. Stout, Ralph F. Verni, Norton H. Reamer, Eaton Vance Management, Eaton Vance Corp. and Eaton Vance Limited Duration Income Fund, that this action and all claims herein are dismissed with prejudice, without costs, and with each party waiving all rights of appeal.

Dated: July 21, 2011
Boston, Massachusetts

Respectfully submitted,

Daryl DeValerio Andrews /CAL w/ permission

Glen DeValerio (BBO #122010)
Daryl DeValerio Andrews (BBO #658523)
BERMAN DEVALERIO
One Liberty Square
Boston, MA 02109
Tel: (617) 542-8300
gdevalerio@bermandevalerio.com
dandrews@bermandevalerio.com

Marc I. Gross
Jeremy A. Lieberman
Murielle Steven Walsh
POMERANTZ HAUDEK GROSSMAN & GROSS LLP
100 Park Ave, 26th Floor
New York, NY 10017
Tel: (212) 661-1100
jalieberman@pomlaw.com
migross@pomlaw.com

Patrick V. Dahlstrom
POMERANTZ HAUDEK GROSSMAN & GROSS LLP
10 North LaSalle Street
Suite 3503
Chicago, IL 60603
Tel: (312) 377-1181
pdahlstrom@pomlaw.com

Counsel for Plaintiff
Rutgers Enhanced Insurance Company

Stuart M. Glass /CAL w/ permission

Stuart M. Glass (BBO #641466)
Stacey B. Ardini (BBO #663161)
GOODWIN PROCTER LLP
53 State Street
Boston, MA 02109
Tel: (617) 570-1000
sglass@goodwinprocter.com
sardini@goodwinprocter.com

Mark Holland
Mary K. Dulka
Erin M. Eckhoff
GOODWIN PROCTER LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
Tel: (212) 813-8800
mholland@goodwinprocter.com
mdulka@goodwinprocter.com
eeckhoff@goodwinprocter.com

Counsel for Defendants
Benjamin C. Esty, Allen R. Freedman, William H. Park, Ronald A. Pearlman, Helen Frame Peters, Heidi L. Steiger, Lynn A. Stout, Ralph F. Verni and Norton H. Reamer and Eaton Vance Limited Duration Income Fund

James R. Carroll (BBO #554426)
Christopher A. Lisy (BBO #662283)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Beacon Street
Boston, Massachusetts 02108
Tel: (617) 573-4800
jcarroll@skadden.com
clisy@skadden.com

Counsel for Defendants
Eaton Vance Management, Eaton Vance Corporation and Thomas E. Faust Jr.

CERTIFICATE OF SERVICE

I, Christopher A. Lisy, hereby certify that on July 21, 2011, I caused a true copy of the foregoing Stipulation Of Dismissal With Prejudice to be served by first-class mail, postage prepaid, upon the following counsel of record:

Glen DeValerio
Daryl DeValerio Andrews
BERMAN DEVALERIO
One Liberty Square
Boston, MA 02109

Marc I. Gross
Jeremy A. Lieberman
Murielle Steven Walsh
POMERANTZ HAUDEK GROSSMAN & GROSS LLP
100 Park Ave, 26th Floor
New York, NY 10017

Patrick V. Dahlstrom
POMERANTZ HAUDEK GROSSMAN & GROSS LLP
10 North LaSalle Street
Suite 3503
Chicago, IL 60603

Counsel for Plaintiff
Rutgers Enhanced Insurance Company

Stuart M. Glass
Stacey B. Ardini
GOODWIN PROCTER LLP
53 State Street
Boston, MA 02109

Mark Holland
Mary K. Dulka
Erin M. Eckhoff
GOODWIN PROCTER LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018

Counsel for Defendants
Benjamin C. Esty, Allen R. Freedman, William H. Park, Ronald A. Pearlman, Helen Frame Peters, Heidi L. Steiger, Lynn A. Stout, Ralph F. Verni and Norton H. Reamer and Eaton Vance Limited Duration Income Fund



Christopher A. Lisy